ANNUAL REPORT
2004




05053186


SEC MAIL PROCESSING
RECEIVED
APR 2 9 2005
WASH., D.C. 202 SECTION



TELVUE

A YEAR IN REVIEW

BOARD OF DIRECTORS

H.F. (Gerry) Lenfest
Chairman of the Board
Member of The Lenfest Group, LLC

Joseph M. Murphy
President and
Chief Executive Officer **(1)**
TelVue Corporation

Frank J. Carcione
Former President and
Chief Executive Officer **(1)**
TelVue Corporation

Joy Tartar
Chief Financial Officer
The Lenfest Group, LLC

Robert Lawrence
Senior Vice President, Operations
StarNet, LP

TelVue Corporation
16000 Horizon Way, Suite 500
Mt. Laurel, NJ 08054
(856) 273-8888
FAX: (856) 866-7411

OFFICERS

Joseph M. Murphy
President and Chief Executive Officer **(1)**

Irene A. DeZwaan
Secretary and Treasurer

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

TelVue Corporation's ("TelVue") Common Stock is traded in the Over-the-Counter Market. Over-the-Counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions. The range of high and low bid prices for TelVue's Common Stock for the two most recent fiscal years, as reported by The Nasdaq Stock Market, Inc., is as follows:

Quarter 2004	High	Low
First	$.12	$.031
Second	$.055	$.02
Third	$.055	$.012
Fourth	$.04	$.018

Quarter 2003	High	Low
First	$.04	$.03
Second	$.04	$.03
Third	$.09	$.015
Fourth	$.08	$.031

As of February 22, 2005, there were 324 holders of record of the Common Stock of TelVue.

TelVue has paid no cash dividends since its incorporation. TelVue intends to retain any future earnings for use in its business and has no present intention to pay cash dividends on its Common Stock in the foreseeable future. Holders of the Common Stock are entitled to share ratably in dividends when and as declared by the Board of Directors out of funds legally available therefore.

(1) Effective January 1, 2005, Joseph M. Murphy was appointed President and Chief Executive Officer of TelVue Corporation. Mr. Murphy previously served as TelVue Executive Vice President of Sales and Operations and Division President of Source Communications Group. Frank J. Carcione served as TelVue President and Chief Executive Officer through fiscal year 2004. Mr. Carcione continues to serve as a director of TelVue.

BRIEF DESCRIPTION OF BUSINESS

TelVue Corporation ("TelVue") is a marketing and service company which sells automatic number identification ("ANI") telecommunications services to the cable television industry for the automated ordering of pay-per-view features and events (the "ANI service") and has developed and is marketing a fully automated TV station-like display on a cable system access channel using computer based digital technology, called the TelVue Virtual Television Networks (the "TVTN service"). TelVue had operated a business segment under the name, Source Communications Group ("Source"), which functioned as a communications solution provider and network integrator serving clients mainly in the Mid-Atlantic States. In the second quarter of 2004, TelVue made a decision to discontinue the Source segment operations.

The ANI service permits cable television companies to process special ordering services without the attendant high-manpower requirements or extensive physical plant and facilities that are otherwise required. ANI systems provide an electronic means of recording a subscriber's telephone number together with information as to what program or service was ordered and by whom, permitting cable television companies to then unscramble appropriate signals for viewing by the ordering subscriber, all without any interactive cable system and without any form of operator intervention. At the time of dialing the order, the recognition of the subscriber's telephone number is automatically recorded by TelVue's ANI unit, presenting the subscriber with both a confirmation and acknowledgment of receipt of his order. In turn, the automatically recorded information regarding placement of an order is utilized by cable television companies for purposes of billing for such specialized services.

The ANI service segment is principally a service-oriented business, and does not engage in the manufacture of equipment required to provide its services. The equipment used is owned and installed by TelVue. The equipment is located at TelVue's home office in Mt. Laurel, New Jersey. The equipment provides enhanced service features, such as, "Custom Greeting" which identifies the cable operator by name, "Title Speak" which speaks the movie or event title, start-time and channel appearance on accepted orders, and "Call Redirect" which automatically redirects unaccepted order calls to the cable operator's customer service representative for assistance. TelVue believes that these enhanced service features are necessary for it to remain competitive within the pay-per-view ANI industry. The equipment also speaks promotional messages for products and services at the time a cable subscriber is placing an order for a pay-per-view movie or event (the "PPV+ service"). During 2004, no additional equipment purchases or software modifications were required to provide ANI service. TelVue serves cable television systems across the United States via trunk lines and data circuits that it currently leases from MCI. TelVue believes it receives a favorable trunk usage rate from MCI.

As of December 31, 2004, TelVue had contracts to provide service to 326 cable television systems, serving approximately 17.3 million full-time subscribers and approximately 1.1 million part-time subscribers compared to approximately 20.6 million full-time and 1.2 million part-time cable subscribers served as of December 31, 2003. Part-time subscribers are subscribers who only use TelVue's ANI service for major special events, such as boxing, wrestling and concerts. TelVue believes there is a loss of focus by cable operators on the pay-per-view product line, primarily because of the amount of time cable operators are spending on promoting new product lines such as digital service and high-speed Internet access. In addition, cable operators are moving their subscriber base onto two-way digital ordering. As a result of this shift in the cable operators business, TelVue is experiencing a decline in the number of subscribers it serves and expects a continued erosion of its subscriber base (see Management's Discussion and Analysis or Plan of Operation, of this Report).

TelVue has developed a new product and service called TVTN and has applied for a patent for the product. TVTN is a system for displaying a fully automated TV station-like display on a cable system access channel using computer based digital technology. TVTN displays the programming as graphics, text, imbedded music, and pictures with voice narration and can run full motion video clips. TelVue is currently marketing TVTN to municipal governments as a means of providing richer and more robust TV programming for their local Cable TV Government Access Channels. Currently, most municipalities use a simple TV display made up of only text messages with background music. TelVue charges the municipalities monthly support fees along with a one-time installation and programming fee.

The Source segment was acquired on March 9, 2001 for $1.3 million pursuant to TelVue's acquisition of the assets of J.D. Kraengel and Associates, Inc. f/k/a Dacon Corporation d/b/a Source Communications Group, a

Delaware corporation located in Mullica Hill, NJ. The Source segment sold and installed computer related equipment, network systems, software, and data communications equipment. In the second quarter of 2004, TelVue made a decision to discontinue the Source segment operations. The decision to discontinue was a result of the ongoing losses produced by the segment and the amount of time and resources required to run the segment. TelVue made an effort to sell a portion of the Source segment but was not successful. As of December 31, 2004, all Source operations ceased. TelVue has redirected its time and resources to growing the TVTN business, which it believes will be more profitable.

LICENSES

On July 8, 2003, TelVue filed for a patent for its TVTN service. This service provides the operators of Cable TV Government Access Channels, typically municipalities or schools, with the ability to generate a computerized TV signal on those channels. The TVTN signal is comprised of pictures, headlines, voice-over narration, full motion video clips and graphics.

TelVue has developed and has in service a system that allows subscribers to order pay-per-view movies and events from their provider using the Internet. TelVue holds United States Patent No. 6,286,139, issued September 4, 2001, related to this system.

TelVue previously purchased Switched-access Audio Response Units ("SARUs") and one communication subsystem ("HP") from Atlas Telecom (formerly Syntellect). TelVue possesses a perpetual, no charge license for the pay-per-view application software residing on the SARUs it currently owns and for any future SARUs purchased. TelVue did not purchase any SARUs from Atlas Telecom during 2004. There is no affiliation between TelVue and Atlas Telecom other than a customer and supplier relationship.

TelVue pays Telco Solutions, Inc. a monthly licensing fee for an exclusive license within the United States for the use of pay-per-view application software, which resides on two (2) communication subsystems ("HPs") that TelVue owns. TelVue purchases Link On equipment ("LINK ONs") from Telco Solutions, Inc. The LINK ONs are used to expand call capacity to accommodate new customers. The LINK ONs work in conjunction with the SARUs. TelVue had purchased LINK ONs in place of SARUs because the LINK ONs are more cost effective. TelVue pays Telco Solutions, Inc. a monthly licensing fee for an exclusive license within the United States for the use of pay-per-view application software residing on the LINK ONs. TelVue did not purchase any LINK ONs during 2004.

TelVue also uses equipment purchased from Science. Science holds United States Patent No. 4,797,913 (issued January 10, 1989), encompassing ANI ordering equipment and services employing the use of Feature Group D services (the "Science Patent"). TelVue holds a perpetual, no charge and nonexclusive license to use the Science patent.

MARKETING OF SERVICES

Sales of TelVue's ANI services to date have been made to operating cable television companies with a broad geographical distribution and to a satellite distribution company. Relations with all customers are good. Unfortunately, many cable operators are moving their subscribers onto digital two-way ordering and, as a result, the number of subscribers TelVue serves is declining and it is unable to attract many new cable customers to its ANI service. TelVue's ANI service is not seasonal in any material respect. Ordering problems common to all providers of pay-per-view services include the geographically dispersed points of sale, the high concentration of orders around the start time of a pay-per-view event and the need to make the ordering mechanism sufficiently easy to accommodate the impulsive purchasing patterns of ordering subscribers. TelVue believes its services resolve these pay-per-view ordering problems. As of December 31, 2004, there were three Multi System Operators ("MSOs") that individually comprised more than 10% of TelVue's ANI service revenue. One of these customers, Adelphia Communications, discontinued TelVue's ANI service on June 30, 2004. Percentages of service revenue will vary as cable operators continue to consolidate their systems with other cable operators and as cable operators leave the ANI service.

The TVTN service is marketed using direct mail and telemarketing to municipal and school officials while attending various League of Municipality and school Conferences to demonstrate the service. In addition, trade shows are used as a major marketing tool for the TVTN service.

COMPETITION

TelVue uses telephone company grade, feature-laden equipment for its automated pay-per-view order processing service. TelVue has a reputation for offering customer friendly features and excellent customer service. In addition, TelVue offers 24-hour customer service and reliability with near zero down time, particularly under heavy load during major special events. TelVue's excellent customer service reputation has allowed it to continue its preeminent position as a leading ANI pay-per-view service provider, even though continued digital service rollout by cable operators has begun to erode its subscriber base.

TVTN currently has competition from software and hardware suppliers to municipalities that operate Municipal/Educational cable access channels. However, at this time, none of those competitors offer the monthly programming and service level that TVTN offers.

EMPLOYEES

At December 31, 2004, TelVue had eighteen full-time employees and one part-time employee. Additional personnel may be added as circumstances require.

BACKLOG

TelVue's ANI service revenues are computed and assessed on the basis of a fixed charge for every order placed with a subscribing customer for specialized cable programming services or for other services transmitted through its equipment. The TVTN service revenues are computed and assessed a fixed monthly support and initial installation fee. As a result, no form of backlog exists, other than that which is represented by accumulated service charge income, which has yet to be paid to TelVue.

RESEARCH AND DEVELOPMENT

TelVue is principally a sales and marketing company. Therefore, TelVue does not anticipate it will perform any significant or material research and development in the future.

PROPERTIES

TelVue leases approximately 8,700 square feet of office space in the Mt. Laurel, New Jersey, Horizon Way Corporate Center. The lease expires May 31, 2006. The office space is used to house the equipment used to provide the ANI service and the TVTN service as well as the executive, sales, secretarial and technical support personnel.

LEGAL PROCEEDINGS

TelVue has received notice from a cable operating company customer asserting its right to be indemnified against claims of patent infringement made against the cable operator by a third party. The third party has alleged to the cable operator that portions of the cable operator's pay-per-view operations infringe one or more patents held by that party. No notice of alleged infringement has been received by TelVue from the third party. TelVue has retained independent patent counsel to review the terms and the alleged infringement. TelVue is unable at this time to determine the amount or extent of liability, if any, to the cable operator.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW OF COMPANY:

TelVue operated two business segments. One segment is a marketing and service company which sells ANI telecommunications services to the cable television industry for the automated ordering of pay-per-view features and events. In addition, TelVue has developed and is marketing the new product and service called TVTN. The other business segment, Source, functioned as a communications solution provider and network integrator serving clients mainly in the Mid-Atlantic States. In the second quarter of 2004, TelVue made a decision to discontinue the Source segment operations (as discussed below).

The ANI service permits cable television companies to process special ordering services without the attendant high-manpower requirements or extensive physical plant and facilities that are otherwise required. TelVue serves cable television systems across the United States via trunk lines and data circuits that it currently leases from MCI. TelVue believes it receives a favorable trunk usage rate from MCI.

TelVue has developed a new product and service called TVTN and has applied for a patent for the product. TVTN is a system for displaying a fully automated TV station-like display on a cable system access channel using computer based digital technology. TVTN displays the programming as graphics, text, imbedded music, and pictures with voice narration and can run full motion video clips.

Source was acquired on March 9, 2001 for $1.3 million pursuant to TelVue's acquisition of the assets of J.D. Kraengel and Associates, Inc. f/k/a Dacon Corporation d/b/a Source Communications Group, a Delaware corporation located in Mullica Hill, NJ. The Source segment sold and installed computer related equipment, network systems, software, and data communications equipment. In the second quarter of 2004, TelVue made a decision to discontinue the Source segment operations.

RESULTS OF OPERATIONS:

The following discussion deals, at some length, with the decrease in operating income for year ended December 31, 2004 compared to December 31, 2003, and the reasons for the decrease. TelVue further discusses the continuing erosion in buy rates caused mostly by cable operator's aggressive movement to digital services which limits the number of analog pay-per-view channels available for content and allows the cable operator's customers to order digital pay-per-view or video on demand via the set top box. TelVue also discusses the significant loss of a large portion of its subscriber base due to cancellation notices received from Dish Network and Adelphia Communications. Finally, TelVue discusses its decision to discontinue the operations of the Source segment and the marketing of its new TVTN service.

The ANI segment had operating income of $139,468 for the year ended December 31, 2004 compared to operating income of $1,818,692 for the year ended December 31, 2003. The decrease in operating income was primarily due to a decrease in ANI service revenue of $1,443,552 for year ended December 31, 2004 when compared to the same period of 2003. As expected, pay-per-view buy revenue decreased $393,085, and feature revenue decreased $869,976. These decreases were mainly due to a reduction in the number of subscribers served during the year ended December 31, 2004 (as discussed below). In addition to the reduction in subscribers, the decrease in pay-per-view buy revenue was due in part to a continuing reduction in the average monthly buy rate from 4.0% to 3.7% for the year ended December 31, 2003 and 2004, respectively. TelVue believes there is a loss of focus by cable operators on the pay-per-view product line, primarily because of the amount of time cable operators are spending on promoting new product lines such as digital service and high-speed Internet access. Service expenses decreased $192,257 for the year ended December 31, 2004 as compared to 2003. This decrease was partially due to a reduction in trunk and data link expenses as a result of serving fewer subscribers and a reduction in technical payroll as a result of fewer technicians being employed by TelVue during the year ended December 31, 2004, when compared to the same period of 2003. As a result of the cable subscriber cancellations, especially Adelphia Communications ("Adelphia") on June 30, 2004 and the pending cancellation of Dish Network (as discussed below), TelVue expects to continue to experience a decrease in revenue and an increase in net loss in the immediate future.

TVTN service revenue was $42,000 and $12,000 for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004, TVTN was serving eleven customers in the Southern New Jersey area. These customers will generate approximately $60,000 in total annual service revenue. During 2004, TelVue made presentations to a number of communities, many of which are considering adopting the TVTN service; however, long municipal decision and approval processes are required. To help speed TVTN penetration, shorten the sale cycle, and assist clients in finding funding for the TVTN service, TelVue began offering in January 2005 a sponsorship program that finds local businesses as sponsors or underwriters for TVTN clients to help defray TVTN charges. In return, the TVTN client places an acknowledgement of the sponsor's support on its town or school's access channel. TelVue believes that many towns will adopt this method of funding TVTN charges. During January and February 2005, TelVue received commitments from five clients under the new sponsorship model. TelVue is initially marketing the TVTN service regionally in New Jersey, Pennsylvania and Delaware.

Selling and marketing expenses increased $247,673 for the year ended December 31, 2004, compared to 2003. The increase was partially a result of an increase in compensation and payroll taxes and benefits of $187,850. This is a result of $72,805 less payroll and payroll taxes and benefits being allocated to the Source segment and a $111,645 increase in compensation and payroll tax expense related to marketing the TVTN service. Travel and entertainment related to the TVTN service increased $19,824 for the year ended December 31, 2004. Advertising related to the TVTN service was $9,920 for the year ended December 31, 2004, compared to $0 for 2003. Trade shows and promotional materials for TVTN increased $11,602 for the year ended December 31, 2004.

General and administrative expenses increased $226,382 for the year ended December 31, 2004, compared to 2003. This increase was partially a result of an increase in TVTN consulting expenses of $82,690 for the year ended December 31, 2004. Included in the 2004 consulting expenses was a fee of $50,000 paid to The Heller Group, a firm who was engaged to develop a business strategy for the TVTN product and service (see Note 13 of the accompanying financial statements). The increase in general and administrative expenses was also due to accrued payroll of $100,000 related to the future retirement of TelVue's President and CEO. Legal expenses increased $21,385 partially as a result of work in relation to the TVTN service. Accounting expenses increased $25,249 as a result of additional expenses related to compliance with the Sarbanes Oxley Act of 2002.

As of December 31, 2004, TelVue was serving approximately 17.3 million full-time cable subscribers and 1.1 million part-time cable subscribers, compared to approximately 20.6 million full-time and 1.2 million part-time cable subscribers served as of December 31, 2003. The part-time subscribers did not significantly contribute to the revenue or service expenses for the year ended December 31, 2004 and 2003. During the year ended December 31, 2004, TelVue added approximately 1.2 million subscribers to its ANI service but unfortunately lost approximately 4.6 million subscribers that cancelled the ANI service. The cable operators cancelled the ANI service primarily as a result of moving their subscribers onto two-way digital service (as discussed below). The majority of the customer additions for the year ended December 31, 2004, were from the Dish Network. Dish Network informed TelVue that it will do its ANI order processing internally and is transitioning its subscribers onto its internal network. In the fourth quarter of 2003, Dish Network transitioned its adult product traffic onto their internal network. Dish Network initially planned to have its remaining sports/event and movie traffic moved onto its internal network during 2004, however they have continued to extend this time line. Dish Network plans to have its remaining subscribers moved onto their internal network sometime during the first quarter of 2005. Dish Network intends to continue to use TelVue for its monthly speech recording. Currently, Dish Network contributes approximately 10% to TelVue's monthly ANI service revenue. When Dish Network has completed its transition period, the total number of subscribers TelVue serves will be depleted by approximately 10.5 million, and the annual service revenue will be reduced by a net amount in the range of approximately $160,000 to $190,000. As of July 1, 2004, Adelphia was no longer using TelVue's ANI service. Adelphia is processing its ANI orders internally. TelVue served 1.5 million Adelphia subscribers and Adelphia contributed approximately 25% to TelVue's monthly ANI service revenue, or $1.1 million annually.

There was a loss from discontinued operations before income tax benefit from the Source segment of $438,536 for the year ended December 31, 2004, respectively, which included a goodwill impairment charge of $350,000 (see Note 2 and 5 of the accompanying financial statements). There was a provision for income tax benefit related to the Source discontinued segment of $214,139 for the year ended December 31, 2004.
TelVue had a net loss of $810,329 for the year ended December 31, 2004 compared to net income of $480,470 for the year ended December 31, 2003. TelVue recorded an income tax expense of $731,720 and $682,517 for

the year ended December 31, 2004 and 2003, respectively. At December 31, 2004, TelVue recorded a valuation allowance of $660,531 to reduce its deferred tax asset to zero. The valuation allowance was recorded due to the uncertainty as to whether future net income would be generated that would utilize TelVue's net operating loss carry forward. TelVue's federal net operating loss carry forward was approximately $1,660,000 on a tax-reporting basis as of December 31, 2004 (see Note 11 to the accompanying financial statements).

During the year ended December 31, 2004, TelVue purchased $191,548 of equipment compared to $150,307 purchased during the year ended December 31, 2003. The majority of the equipment purchased during the year ended December 31, 2004 and 2003, was for custom programming and equipment related to the TVTN service. Depreciation and amortization expense decreased $46,126 for the year ended December 31, 2004, as a result of assets being fully depreciated. Depreciation and amortization accounted for 4% and 5% of total operating expenses for the year ended December 31, 2004 and 2003, respectively.

TelVue's days for sales in average accounts receivable was 64 days at December 31, 2004, compared to 60 days at December 31, 2003. TelVue does not offer incentives or discounts to its customers, nor has it changed its credit terms with its customers. TelVue maintained a bad debt reserve in the amount of $82,701 as of December 31, 2004. The majority of the reserve, $78,605, represents 50% of the outstanding balance due from Adelphia as a result of the bankruptcy filing date on June 25, 2002. It is unknown when TelVue will receive payment on these invoices or what portion of the invoices will be paid. TelVue had positive cash flow from operating activities of $575,324 for the year ended December 31, 2004, compared to positive cash flow of $815,627 for the year ended December 31, 2003. The decrease in cash flow over 2003 was mainly due to a reduction in ANI service revenue (as described above).

LIQUIDITY AND CAPITAL RESOURCES:

Since November 2, 1989, TelVue has funded its expansion and operating deficit from the proceeds of the sale of shares of TelVue's Common Stock and Preferred Stock to Mr. H.F. Lenfest, TelVue's majority stockholder ("Mr. Lenfest") and from loans from Mr. Lenfest. From November 1989 to February 1996, TelVue borrowed an aggregate of $6,128,712 from Mr. Lenfest. In addition to these borrowings, during January 1995, Mr. Lenfest purchased, from Science Dynamics Corporation, TelVue's non-interest bearing note in the amount of $541,000. On March 5, 2001, TelVue borrowed $650,000 from Mr. Lenfest to fund a portion of the Source acquisition, at an interest rate of prime plus one percent (1%) compounded and due on or before January 1, 2004. This loan was repaid in its entirety in 2001. During the year ended December 31, 2003, TelVue made total interest payments to Mr. Lenfest of $1,250,097, thereby paying the accrued interest on prior borrowings in its entirety. The aggregate outstanding loan balance due to Mr. Lenfest as of December 31, 2004 was $541,000 in loan principal for the non-interest bearing Science Dynamics Corporation note. TelVue intends to negotiate the repayment terms of the $541,000 note with Mr. Lenfest and does not have a payment schedule in place at this time.

On March 9, 2001, with the acquisition of the assets of Source for $1.3 million, TelVue paid $1,000,000 in cash and $300,000 pursuant to a promissory note (the "Source Note") (see Note 7 of the accompanying financial statements). The Source Note had a term of three years. Interest only was payable monthly during year one at the rate of 8% per annum. Beginning in year two, both principal and interest were payable monthly at the rate of 5.06% per annum. During the first quarter of 2004, TelVue paid the remaining balance on the Source Note in its entirety.

TelVue's ability to fully fund its operating expenses has suffered by the loss of a large number of its subscriber base. As discussed above, TelVue anticipates a continued decrease in revenue and an increase in net loss for the immediate future. In order to continue to fund a majority of its operating expenses, TelVue needs to retain a reasonable subscriber base level and grow the TVTN service into a profitable business. Management believes that over time, continued erosion will occur in the subscriber base. While maintaining the ANI pay-per-view ordering business, TelVue intends to aggressively market and sell the new TVTN service to government officials and the cable industry. However, there can be no assurance that its marketing efforts will be successful. During the year ended December 31, 2004, TelVue added 1.2 million subscribers to its service but had 4.6 million subscribers cancel service. The cable operators cancelled the ANI service primarily as a result of moving their subscribers onto two-way digital service. Furthermore, Dish Network has informed TelVue that they intend to begin ANI order processing internally by transitioning their subscribers onto their internal networks.

In addition, revenues are affected by the buy rates of subscribers connected to the ANI service. TelVue has no control over the buy rates and therefore cannot assure that buy rates will increase or will remain at their current level. As noted above, TelVue experienced a decrease in the average monthly buy rate from 4.0% to 3.7% for the year ended December 31, 2003 and 2004, respectively. The movement of cable operators to impulse ordering on digital cable systems is part of the reason for the buy rate decrease noted above. Cable operators are deploying digital services to their customers. These digital services allow cable operators to offer additional channels and to offer additional pay-per-view channels. Where cable operators have activated two-way cable plant (i.e. the operator is able to send a signal to and receive a signal from its customer), the digital service can also allow the cable operator to process ordering of pay-per-view movies and events directly from its customers, without using TelVue's service. Management believes the long-term effect of deployment of digital two-way service will negatively impact TelVue. Some cable operators with digital service, but only one-way cable plant, have chosen to use TelVue's single number ordering technology for pay-per-view ordering. Currently, there are 287 cable operators using ANI ordering technology for their digital pay-per-view offerings. TelVue intends to monitor developments in the rollout of digital services by its cable operator customers and to attempt to position TelVue to continue to be the cable operator's provider of choice for processing pay-per-view orders. However, there can be no assurances that TelVue will be successful in this effort.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements of any nature at any time with TelVue's auditors with regard to any aspect of TelVue's financial statements, its financial disclosure or its accounting practices.



PRESSMAN CIOCCA SMITH

THE VISION TO SEE TOMORROW. THE WISDOM TO GET YOU THERE.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
TelVue Corporation

We have audited the accompanying balance sheets of TelVue Corporation (a Delaware corporation) as of December 31, 2004 and 2003, and the related statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TelVue Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Pressman Ciocca Smith LLP

March 23, 2005

Statements of Operations
Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES	$ 3,285,937	$ 4,729,489
OPERATING EXPENSES		
Service	1,451,383	1,643,640
Selling and marketing	676,090	428,417
General and administrative	905,790	679,408
Depreciation and amortization	113,206	159,332
	3,146,469	2,910,797
OPERATING INCOME	139,468	1,818,692
OTHER INCOME (EXPENSE)		
Interest expense – related party	-	(43,869)
Interest expense – other	(331)	(6,176)
Interest income	6,651	4,314
	6,320	(45,731)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	145,788	1,772,961
INCOME TAX EXPENSE	731,720	682,517
INCOME (LOSS) FROM CONTINUING OPERATIONS	(585,932)	1,090,444
DISCONTINUED OPERATIONS		
Loss from operations of discontinued component, including goodwill impairment charges of $350,000 in 2004 and $450,000 in 2003	(438,536)	(991,761)
Provision for income tax benefit	214,139	381,787
	(224,397)	(609,974)
NET INCOME (LOSS)	(810,329)	480,470
DIVIDENDS ON REDEEMABLE CONVERTIBLE PREFERRED STOCK	(422,244)	(422,244)
NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS	$ (1,232,573)	$ 58,226
BASIC NET INCOME (LOSS) PER COMMON SHARE:		
From continuing operations	$ (.04)	$ .03
From discontinued operations	(.01)	(.03)
	$ (.05)	$ -
DILUTED NET INCOME (LOSS) PER COMMON SHARE:		
From continuing operations	$ (.04)	$ .01
From discontinued operations	(.01)	(.01)
	$ (.05)	$ -
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	24,853,137	24,822,315

See accompanying notes.

Balance Sheets
December 31, 2004 and 2003

ASSETS	2004	2003
CURRENT ASSETS		
Cash and cash equivalents	$ 1,206,219	$ 842,601
Accounts receivable – trade, net of allowance for doubtful accounts of $82,701 in 2004 and $84,571 in 2003	483,045	669,220
Deferred tax asset	-	350,000
Other current assets	30,327	44,603
Current assets from discontinued operations	48,572	342,628
TOTAL CURRENT ASSETS	1,768,163	2,249,052
PROPERTY AND EQUIPMENT	5,719,740	5,375,699
Less accumulated depreciation	5,405,245	5,184,372
	314,495	191,327
OTHER ASSETS		
Other assets from discontinued operations	-	418,197
Deferred tax asset	-	167,581
Other assets	8,800	8,800
	8,800	594,578
	$ 2,091,458	$ 3,034,957

See accompanying notes.

Balance Sheets *(continued)*
December 31, 2004 and 2003

LIABILITIES AND STOCKHOLDERS' DEFICIT	2004	2003
CURRENT LIABILITIES		
Notes payable – current	$ 541,000	$ 39,178
Accounts payable	101,958	114,444
Accrued expenses	267,007	138,642
Accrued dividends payable	2,955,708	2,533,464
Current liabilities from discontinued operations	8,948	219,319
TOTAL CURRENT LIABILITIES	3,874,621	3,045,047
NOTE PAYABLE – MAJORITY STOCKHOLDER	-	541,000
REDEEMABLE CONVERTIBLE PREFERRED STOCK, $1 par value, 6,900,000 shares authorized, 3,518,694 shares, issued and outstanding, (liquidation value $6,474,402)	3,518,694	3,518,694
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' DEFICIT		
Common stock, $.01 par value, 100,000,000 shares authorized, 24,857,274 and 24,847,274 shares issued and outstanding at December 31, 2004 and 2003, respectively	248,573	248,473
Additional paid-in capital	1,588,953	1,588,553
Accumulated deficit	(7,139,383)	(5,906,810)
	(5,301,857)	(4,069,784)
	$ 2,091,458	$ 3,034,957

See accompanying notes.

Statements of Stockholders' Deficit
Years Ended December 31, 2004 and 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
BALANCE, JANUARY 1, 2003	$ 248,173	$ 1,587,353	$ (5,965,036)	$ (4,129,510)
Accrued dividends on redeemable convertible preferred stock	-	-	(422,244)	(422,244)
Issuance of 30,000 shares of common stock	300	1,200	-	1,500
Net income	-	-	480,470	480,470
BALANCE, DECEMBER 31, 2003	248,473	1,588,553	(5,906,810)	(4,069,784)
Accrued dividends on redeemable convertible preferred stock	-	-	(422,244)	(422,244)
Issuance of 10,000 shares of common stock	100	400	-	500
Net loss	-	-	(810,329)	(810,329)
BALANCE, DECEMBER 31, 2004	**$ 248,573**	**$ 1,588,953**	**$ (7,139,383)**	**$ (5,301,857)**

See accompanying notes.

Statements of Cash Flows

Years Ended December 31, 2004 and 2003

CASH FLOWS FROM OPERATING ACTIVITIES	2004	2003
Net income (loss)	$ (810,329)	$ 480,470
Loss from discontinued operations	224,397	609,974
Income (loss) from continuing operations	(585,932)	1,090,444
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:		
Depreciation	113,206	159,332
Deferred tax expense	731,720	681,782
Changes in operating assets and liabilities:		
Accounts receivable - trade	186,175	158,350
Other current assets	14,276	(22,470)
Accounts payable	(12,486)	(9,090)
Accrued expenses	128,365	(36,493)
Accrued interest - majority stockholder	-	(1,206,228)
NET CASH PROVIDED BY OPERATING ACTIVITIES	575,324	815,627
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(191,548)	(150,307)
Discontinued operations	18,520	(319,906)
NET CASH (USED IN) INVESTING ACTIVITIES	(173,028)	(470,213)
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt reduction - notes payable - other	(39,178)	(156,372)
Issuance of common stock	500	1,500
NET CASH (USED IN) FINANCING ACTIVITIES	(38,678)	(154,872)
NET INCREASE IN CASH AND CASH EQUIVALENTS	363,618	190,542
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	842,601	652,059
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,206,219	$ 842,601

See accompanying notes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of TelVue Corporation ("the Company") is presented to assist in understanding its financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity and Concentration of Credit Risk

The Company sells automatic number identification telecommunications services ("ANI services") to the cable television industry throughout the United States for the automated ordering of pay-per-view features and events. The Company grants credit to cable television operators throughout the nation. Consequently, the Company's ability to collect the amounts due from customers is affected by economic fluctuations in the cable television industry.

The Company maintains cash balances at a financial institution located in the Philadelphia area. Accounts at this institution are insured by the Bank Insurance Fund up to $100,000. The Company maintains cash balances in excess of the insured amount.

During 2004 and 2003, three customers accounted for 72% and 78% of sales from continuing operations, respectively and accounted for 56% and 80% of receivables in continuing operations at December 31, 2004 and 2003, respectively.

Currently, the Company's primary source of financing is the majority stockholder. In the past, the Company has not sought to obtain significant funding from third parties on terms that are acceptable to the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three (3) months or less to be cash equivalents.

Accounts Receivable - Trade

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives using the straight-line method. Amortization of leasehold improvements is included with depreciation expense and is provided over the shorter of the remaining lease term or estimated useful life. Property and equipment consists primarily of operating equipment. For income tax purposes, recovery of capital costs for property and equipment is made using accelerated methods over statutory recovery periods.

Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Valuation of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*, the Company periodically evaluates whether events or circumstances have occurred that indicate that the remaining useful lives of its long-lived assets, including property and equipment and definite-lived intangible assets, should be revised or that the remaining balance of such assets may not be recoverable using objective methodologies. Such methodologies include evaluations based on cash flows generated by the underlying assets or other determinants of fair value. As of December 31, 2004, management believes that no revisions to the remaining lives or write-downs of carrying values are required.

In accordance with SFAS 142, the Company evaluates, at least annually, the recoverability of goodwill using objective methodologies. Such methodologies include evaluations based on cash flows generated by the underlying assets or other determinants of fair value. If the carrying value is greater than the fair value, an impairment charge is recognized in the statement of operations to reduce the carrying value to the fair value.

Revenue Recognition

The Company recognizes ANI service revenues in the month service is provided, net of an estimate for programs not billable by the cable television operator.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes"*. SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits which are not expected to be realized. Differences between financial reporting and tax bases arise most frequently from differences in timing of income and expense recognition. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Stock – Based Compensation

The Company accounts for stock-based compensation in accordance with APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations, as permitted by SFAS No. 123, *"Accounting for Stock-Based Compensation."* Compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation expense for restricted stock awards is recorded annually based on the quoted market price of the Company's stock at the date of the grant and the vesting period.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense is included in selling and marketing expense in the accompanying statements of operations.

NOTE 2 – DISCONTINUED OPERATIONS

During 2004, the Company discontinued the business segment that functioned as a communications solution provider and network integrator serving clients mainly in the Mid-Atlantic States. The 2004 and 2003 financial statements and notes thereto have been restated to reflect continuing operations of the Company. The balance sheet details of assets and liabilities from discontinued operations at December 31, 2004 and 2003 is as follows:

	2004	2003
Current assets		
Accounts receivable – trade	$ 48,572	$ 147,174
Inventory	-	184,973
Other current assets	-	10,481
	48,572	342,628
Other assets		
Property and equipment, net of accumulated depreciation	-	65,280
Goodwill	-	350,000
Covenant not to compete, net of accumulated amortization	-	2,917
	-	418,197
	$ 48,572	$ 760,825
Current liabilities		
Notes payable – current	$ -	$ 774
Accounts payable – trade	-	178,940
Accrued expenses	8,948	25,243
Deferred service revenue	-	14,362
	$ 8,948	$ 219,319

NOTE 2 – DISCONTINUED OPERATIONS *(CONTINUED)*

The summarized results of discontinued operations for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Revenues	$ 1,123,628	$ 1,468,425
Cost of revenues	940,596	1,291,508
	183,032	176,917
Operating expenses		
Selling, general and administrative	240,426	668,204
Goodwill impairment charge	350,000	450,000
Depreciation and amortization	33,516	52,403
	623,942	1,170,607
Operating loss	(440,910)	(993,690)
Other income	2,374	1,929
Loss from discontinued operations before income taxes	$ (438,536)	$ (991,761)

NOTE 3 – SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

	2004	2003
Cash paid during the year:		
Income taxes	$ (20,482)	$ 15,178
Interest – related party	$ -	$ 1,250,097
Interest – other	331	6,176
Interest – continuing operations	331	1,256,273
Interest – discontinued operations	11	233
	$ 342	$ 1,256,506

Noncash Investing and Financing Transactions

The Company accrued dividends on its redeemable convertible preferred stock of $422,244 in 2004 and 2003.

NOTE 4 – PROPERTY AND EQUIPMENT

A schedule of property and equipment at December 31, 2004 and 2003, is as follows:

	2004	2003	Estimated Useful Lives in Years
Operating equipment	**$ 5,302,196**	$ 5,071,978	3-5
Office furniture and equipment	**350,053**	257,632	3-5
Leasehold improvements	**46,089**	46,089	5
Vehicle	**21,402**	-	5
	$ 5,719,740	$ 5,375,699	

NOTE 5 – GOODWILL

Effective January 1, 2002, the Company adopted SFAS No. 142, *"Goodwill and Other Intangible Assets"*, under which goodwill is no longer amortized but instead is assessed for impairment at least annually. During 2004 and 2003, the Company performed its annual fair value assessment and determined that impairment charges of $350,000 and $450,000, respectively, were necessary to reduce the carrying value of goodwill to its implied fair value. These charges are included in Discontinued Operations in the accompanying Statements of Operations.

NOTE 6 – NOTE PAYABLE – MAJORITY STOCKHOLDER

In January 1995, the Company's majority stockholder acquired from Science Dynamics Corporation ("SDC") an unsecured note in the amount of $541,000. The note is noninterest bearing and repayment is restricted to cash not needed for operations as determined by the Company.

As of December 31, 2003, all accrued interest has been paid in full. Unpaid accrued interest on lines of credit that had been paid in full accrued interest at the rate of the underlying line of credit.

NOTE 7 – NOTES PAYABLE

Note payable of continuing operations consisted of the following at December 31, 2004 and 2003:

	2004	2003
Note payable – individual (a)	**$ -**	$ 39,178

(a) In connection with the acquisition of assets in 2001, the Company issued a promissory note in the amount of $300,000 to the seller. During the first twelve (12) months that commenced on April 1, 2001, interest only, at eight percent (8%), was payable in monthly installments. Beginning April 1, 2002, the note is payable in monthly installments of $13,169, including interest at 5.06%. The note is scheduled to mature on February 1, 2004.

NOTE 8 – LEASE COMMITMENTS

The Company leases office facilities and trunk lines and data circuits. Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2004:

Year Ending December 31,	
2005	$ 117,888
2006	49,120
	$ 167,008

Rental expense under the operating lease for office facilities amounted to $138,027 and $124,082 for the years ended December 31, 2004 and 2003, respectively.

It is expected that, in the normal course of business, expiring leases will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum operating lease commitments will not be less than the amount incurred in 2004.

NOTE 9 – CAPITAL STOCK

Common Stock Voting Rights and Concentration of Control

Shares of common stock, which have had the same beneficial owner for a continuous period in excess of 2 years prior to the record date of any meeting of stockholders, will be entitled to 10 votes per share in any matters submitted for vote at a meeting of stockholders. All other stockholders have one vote per share unless this limitation is waived by the Board of Directors.

In November 1989, the Company issued 12,896,968 shares of common stock for $1,250,000 to an individual who effectively acquired control of the Company. In January 1995, this individual acquired an additional 1,660,485 shares of common stock of the Company from SDC.

Redeemable Convertible Preferred Stock

In April 1990, the Company issued 1,250,000 shares of Class A Redeemable Convertible Preferred Stock ("Preferred Stock") for $1,250,000. The Preferred Stock has a par value of $1 per share and pays a cumulative $.06 semiannual dividend. The dividend is payable in cash or additional shares of Preferred Stock at $1 per share, at the option of the Company. Each share of Preferred Stock is convertible into 6.667 shares of common stock at any time, at the option of the holder. The Preferred Stock has a preference of $1 per share plus unpaid dividends in the event of liquidation. The Company may redeem the Preferred Stock at any time for $2 per share. The stockholder of the Preferred Stock is the majority stockholder. The majority stockholder can designate all of the Company's directors and, therefore, could influence the Company's willingness to cause redemption of the Preferred Stock. As a result, the Preferred Stock has been classified outside of the stockholders' deficit section of the accompanying balance sheets.

Common Stock Warrants

In connection with a prior line of credit, the Company agreed to issue warrants to the majority stockholder to purchase 29,915,160 shares of the Company's common stock for $.01 per share, the fair market value of the common stock on the grant date. The warrants provide for adjustments of the exercise price and the number of shares issuable thereunder in the event that the Company issues additional shares of common stock and other events as defined in the warrant agreement. The warrant holder is entitled, at the Company's expense, to certain registration rights under the Securities Act of 1933 in connection with any shares of the Company's common stock issued pursuant to the exercise of the warrants.

Earnings Per Common Share

Basic earnings per common share is computed by dividing net income, after deduction of preferred stock dividends, by the weighted average number of shares outstanding. Diluted earnings per common share is computed by dividing net income, after deduction of preferred stock dividends, when applicable, by the weighted average number of shares outstanding adjusted to include incremental common shares that would have been outstanding if potentially dilutive common shares had been issued. The following table reconciles amounts reported in the financial statements.

	Year Ended December 31, 2004		
	Income (Loss) (Numerator)	Shares (Denominator)	Per Share Amount
Net (loss) from continuing operations	$ (585,932)		
Preferred dividends	(422,244)		
Net (loss) from continuing operations available to common stockholders, basic and diluted earnings per share	$ (1,008,176)	24,853,137	$ (0.04)

	Year Ended December 31, 2003		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net income from continuing operations	$ 1,090,444		
Preferred dividends	(422,244)		
Net income from continuing operations available to common stockholders, basic earnings per share	668,200	24,822,315	$ .03
Effect of dilutive securities			
Warrants	-	29,915,160	
Convertible preferred stock	422,244	38,590,299	
Vested unexercised stock options	-	1,084,575	
Net income from continuing operations available to common stockholders, diluted earnings per share	$ 1,090,444	94,412,349	$ .01

The 2004 diluted earnings per share computation does not include shares issued pursuant to warrants, convertible preferred stock and vested unexercised stock options because the effect would be antidilutive.

NOTE 10 – STOCK COMPENSATION PLANS

Director Compensation Plan

In December 1997, the Company adopted a director compensation plan. Under this plan, each non-employee director, other than the majority stockholder is compensated $500 for each meeting attended by receiving shares of common stock issued at the higher of the per share fair market value of the common stock as of the board of directors meeting date or $.05 per share.

Stock Option Plan

In May 1999, the Company established the TelVue Corporation 1999 Stock Option Plan (the "Plan"). Under the Plan, the Company may grant options to acquire up to 10 million shares of common stock. Options granted under the Plan are intended to be incentive stock options ("ISO"). The exercise price of each ISO will not be less than the market price of the Company's stock on the date of the grant. The exercise price for an option, which is not an ISO, will not be less than 50% of the market price of the Company's stock on the date of the grant. The options expire ten years after the date of the grant or at the expiration of the plan, which is June 28, 2009. Options vest ratably over three years, beginning one year after the date of grant. Employees hired prior to January 1, 1995, are entitled to immediate vesting of 25% of their options. A summary of option activity follows:

	Options Outstanding	
	Options	Weighted Average Exercise Price
Balance, December 31, 2002	1,200,417	$ .072
Forfeited	(257,500)	
Balance, December 31, 2003	942,917	$ .078
Granted and assumed	770,000	
Forfeited	(86,250)	
Balance, December 31, 2004	1,626,667	$ .048

There was no significant difference between the amount of compensation recognized and the amount that would have been recognized had compensation expense been determined under the provisions of SFAS No. 123.

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2004:

	Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Exercisable
	$.025	770,000	4.5	385,000
	$.045	20,000	4.5	20,000
	$.07	836,667	4.5	836,667
Total		1,626,667		1,241,667
Weighted Average Exercise Price		$ .048		$ .056

NOTE 11 – CORPORATE INCOME TAXES

The provisions for income tax expense from continuing operations consist of the following components:

Current	2004	2003
Federal	$ -	$ -
State	5,700	735
	5,700	735
Deferred		
Federal	59,690	516,720
State	5,799	165,062
	65,489	681,782
Valuation allowance increase	660,531	-
	726,020	681,782
	$ 731,720	$ 682,517

The categories of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	Federal		State	
	2004	2003	2004	2003
Deferred Tax Assets:				
Intangible assets	$ -	$ 203,201	$ -	$ 61,826
Allowance for bad debts	25,482	28,042	7,753	8,532
Net operating loss carryforward	564,316	221,654	94,665	3,783
Gross Deferred Tax Asset	589,798	452,897	102,418	74,141
Deferred Tax Liabilities:				
Property and equipment, principally due to differences in depreciation	(24,294)	(7,251)	(7,392)	(2,206)
Net Deferred Tax Asset Before Valuation Allowance	565,504	445,646	95,026	71,935
Valuation allowance	(565,504)	-	(95,026)	-
Net Deferred Tax Asset	$ -	$ 445,646	$ -	$ 71,935

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and carryforwards are available. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, the net deferred tax assets are fully offset by a valuation allowance at December 31, 2004. Inherent uncertainty regarding the creation and development of a market for the Company's developing TVTN (TelVue Virtual Television Networks) product and service has prevented the Company from reaching the "more likely than not" conclusion required under the applicable literature to recognize deferred tax assets on its balance sheet at December 31, 2004.

The Company has a net operating loss carryforward for Federal income tax purposes of approximately $1,660,000 on a tax-reporting basis. The carryforward will begin to expire in 2010, if not utilized.

NOTE 11 – CORPORATE INCOME TAXES *(CONTINUED)*

The reconciliation of reported income tax expense to the amount of income tax expense that would result from applying the U.S. Federal income tax rate of 34% to pretax income is as follows:

	2004	2003
Federal income tax at statutory rates	$ 49,568	$ 602,807
State income tax, net of federal benefit	7,589	109,426
Valuation allowance	660,531	-
Other	14,032	(29,716)
	$ 731,720	$ 682,517

NOTE 12 - PENSION PLAN

The Company maintains a Salary Reduction Simplified Employee Pension ("SARSEP") plan under section 408(k) of the Internal Revenue Code for all eligible employees. Employees are eligible to participate if they are at least 21 years old and have been employed by the Company for at least 90 days. Under the plan, employees may elect to defer up to 12.5% of their salary, subject to Internal Revenue Service limits. The Company matched fifty percent (50%) of 2004 and 2003 contributions by participating eligible employees up to five percent (5%) of their salary, for a maximum matching contribution of 2.5% of salary. The Company's contributions for 2004 and 2003 amounted to $24,077 and $25,847, respectively, in its continuing operations.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company has an unsecured note payable to the majority stockholder. (See Note 6).

During 2004, Neil Heller, a former Director of TelVue who resigned on September 10, 2004, served as a consultant to TelVue through The Heller Group to provide a business analysis for the TVTN product and service. TelVue paid The Heller Group $50,000 for its services which were completed in the first quarter of 2004.

NOTE 14 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents, Receivables, Accounts Payable, Accrued Expenses and Notes Payable

The carrying amount approximates fair market value because of the short maturity of those instruments.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

The Company has received notice from a cable operating company customer asserting its right to be indemnified against claims of patent infringement made against the cable operator by a third party. The third party has alleged to the cable operator that portions of the cable operator's pay-per-view operations infringe one or more patents held by such party. The Company has not received any notice of alleged infringement from the third party. The Company has retained independent patent counsel to review the third party patents and the alleged infringement. The Company is unable at this time to determine if it has liability under the indemnity provisions of the contracts with the cable operator or the amount of such liability if it exists.